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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARAGE SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3300 Hillview Avenue, Suite 150
(No. and Street)

PALO ALTO CA 94304
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LAURA KELLEY 650.354.1820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 07 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS
(Name – *if individual, state last, first, middle name*)

TEN ALMADEN BLVD., #1600 SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 31 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Laura Kelley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garage Securities, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Clara

Laura Kelley
Signature

FIN OP
Title

Notary Public

Address: 3330 Hillview Ave.
Palo Alto, CA 94304

DAVID H. NEEDHAM
Commission # 1540453
Notary Public - California
Santa Clara County
My Comm. Expires Jan 1, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Garage Securities, Inc.

Statement of Financial Condition
December 31, 2004

Garage Securities, Inc.
Index
December 31, 2004

Page(s)



PricewaterhouseCoopers LLP
Ten Almaden Boulevard
Suite 1600
San Jose CA 95113
Telephone (408) 817 3700
Facsimile (408) 817 5050

Report of Independent Auditors

To the Stockholders and Board of Directors of
Garage Securities, Inc.

In our opinion, the accompanying statement of financial condition of Garage Securities, Inc. (the "Company") presents fairly, in all material respects, the financial position of Garage Securities, Inc at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management; our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

March 11, 2005

Garage Securities, Inc.
Statement of Financial Condition
December 31, 2004

(in thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	5,518
Short-term investments, at fair value		4,842
Principal investments, at fair value		6,021
Interest receivables		14
Prepaid expenses and other current assets		19
Total assets	$	16,414
Stockholder's equity		
Common stock, par value $0.0001 per share, 1,000 shares authorized, issued, and outstanding	$	-
Additional paid-in capital		34,637
Accumulated deficit		(18,223)
Total stockholder's equity	$	16,414

The accompanying notes are an integral part of these financial statements.

1. **Organization**

Garage Securities, Inc. (the "Company"), a wholly owned subsidiary of Garage Technology Ventures (the "Parent"), is a registered broker and dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides private placement services for early-stage client companies. The Company began operations as a registered broker and dealer in 1999.

In the opinion of management, the Company has complied with the exemptive provision of Rule 15c3-3(k)(2)(i) of the SEC throughout the year ended December 31, 2004.

2. **Summary of Significant Accounting Policies**

Basis of Presentation
The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, however, the statement of financial condition does not necessarily reflect the results of operations or financial position that would have existed had the Company been an independent entity.

Use of Estimates
The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents accounts, which periodically exceed the Federal Deposit Insurance Corporation's insurance limits of $100,000, at high-credit quality financial institutions. At December 31, 2004, all cash and cash equivalents were on deposit within two banks.

Short-term Investments
The Company's short-term investments include obligations of governmental agencies and corporate debt securities with original maturities from three to twelve months. The Company's short-term investments are carried at fair value, and increases or decreases in fair value are recorded as a component of interest income.

Principal Investments
Principal investments consist primarily of equity interests in early-stage privately held companies. Principal investments are carried at estimated fair value. Realized and unrealized gains and losses are recognized as increases and decreases in principal transaction revenue, respectively. Fair value is based on quoted market prices, when available. However, given the nature of the Company's investments and its limited access to information about investee companies, fair value is not usually readily ascertainable. The principal investments not currently traded in a public market are carried at estimated fair value determined by the management after giving consideration to operating results, financial conditions, recent sales prices of issuers' securities and other pertinent information. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. The Company may also have risk associated with its concentration of investments in a geographic region and in certain industries.

Income Taxes
The Company uses the liability method to account for income taxes as required by Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is included in the consolidated U.S. federal and state income tax returns filed by the Parent. Federal and state income taxes will be provided for on separate entity income at the effective rate of the Company.

3. Net Capital Requirement

The Company is subject to the net capital requirements of the New York Stock Exchange, Inc. (the "Exchange") and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The Exchange and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital, as defined, of $10,267,000, which was $10,167,000 in excess of the amount required to be maintained at that date.

4. Related-Party Transactions

The Company's expenses are paid by the Parent under an expense-sharing agreement. At the discretion of the Parent, the Company may record a liability or capital contribution for these expenses as recognized. As of December 31, 2004, the Company had no receivable from the Parent, as the Parent has elected to treat all expenses as capital contributions. Any payment made to the Parent company is treated as a distribution.